SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Summary of the Annual General and Special Meeting of Shareholders held on October 31, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores

SUMMARY OF THE ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS HELD ON OCTOBER 31, 2003

First Point:

It was unanimously approved the designation of Mr. Jorge O. Fernández and the representative of Inversiones Financieras del Sur S.A. to approve and sign the minute of the meeting.

Second Point:

It was unanimously decided to approve the documentation required by Section 234, paragraph 1º of Law 19 550, for the fiscal year ended June 30, 2003.

Third Point:

It was unanimously decided to approve the performance of the board of directors regarding the treatment of Personal Asset Tax to the shareholders and to delegate to the board of directors the collection of the amount paid for that concept.

Fourth point:

It was unanimously approved the distribution of dividends in cash of Pesos 1,500,000 and the previous deduction of 5% in concept of legal reserve fund.

Fifth point:

It was unanimously decided to approve the performance of duties by the Board of Directors related to the fiscal year.

Sixth point:

It was unanimously decided to approve the performance of duties by the Supervisory Commission related to the fiscal year.

Seventh point:

It was unanimously approved the amount of Pesos 3,733,973 as Directors’ compensation for the fiscal year ended on June 30, 2003.

Eighth point:

It was unanimously approved no to pay any fees to Supervisory Commission.

Ninth point:

It was unanimously decided: (i) To fix the number of regular directors in seven and the number of alternate directors in three; (ii) to appoint Eduardo S. Elsztain, Marcos Marcelo Mindlin, Saúl Zang, Alejando Gustavo Elsztain and Clarisa Diana Lifsic as regular directors and to appoint Mr. Jorge Oscar Fernandez and Gabriel Adolfo Gregorio Reznik as regular directors, who are considered independent in terms of Resolution 400 of the Comisión Nacional de Valores.

Tenth point:

It was unanimously decided to appoint Martín Barbafina, Corina Ines Pando and Carlos Rebay as regular auditors and Carlos Rivarola, Diego Niebuhr and Gabriel Martini as alternate auditors, who are considered independent in terms of Resolution 400 of the Comisión Nacional de Valores.

Eleventh point:

It was unanimously decided to appoint the firm Price Waterhouse & Co. member of PriceWaterhouseCoopers as Registered Accountants to certify the financial statements of the fiscal year 2003/2004 and to fix their fees in Pesos 238,800.

Twelfth point:

It was decided not to join the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Resolution 677/2001 and to include in section 1 of company’s bylaws the following sentence: “Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Company not joined to the Optional Statutory Body of Public Offering of Compulsory Acquisition).

Thirteenth point:

It was unanimously decided to approve the Auditing Committee’s body of rules.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors

Dated:  November 5, 2003